51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

QUATERRA RESOURCES INC. (the “Company”)
1100 – 1199 West Hastings Street
Vancouver, BC V6E 3T5

Item 2 Date of Material Change August 10, 2012

Item 3 News Release

A news release was issued in Vancouver, British Columbia on August 10, 2012 and distributed through Marketwire.

Item 4 Summary of Material Change

QUATERRA FILES NI43-101-COMPLIANT TECHNICAL REPORT ON SEDAR FOR NIEVES RESOURCE UPDATE
VANCOUVER, B.C.—Quaterra Resources Inc. and 50% joint-venture partner Blackberry Ventures, 1, LLC, today announced they have filed on SEDAR a Canadian National Instrument 43-101-compliant technical report for the updated independent resource estimate at their Nieves property in northern Zacatecas, Mexico.

The report was prepared by Caracle Creek International Consulting Inc. of Toronto, Canada, and follows the announcement of the updated Nieves resource in a news release on June 27, 2012.

Item 5 Full Description of Material Change

See attached News Release dated August 10, 2012.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

The following officer of the Company is knowledgeable about the material change disclosed in this report: Dr. Thomas Patton, President. Tel: (604) 681-9805.

Item 9 Date of Report

August 10, 2012

August 10, 2012

QMM: NYSE MKT
QMM: NYSE
AMEX
QTA: TSX
VENTURE
NR-17-12

QUATERRA FILES NI43-101-COMPLIANT TECHNICAL REPORT ON SEDAR FOR
NIEVES RESOURCE UPDATE

VANCOUVER, B.C.—Quaterra Resources Inc. and 50% joint-venture partner Blackberry Ventures, 1, LLC, today announced they have filed on SEDAR a Canadian National Instrument 43-101-compliant technical report for the updated independent resource estimate at their Nieves property in northern Zacatecas, Mexico.

The report was prepared by Caracle Creek International Consulting Inc. of Toronto, Canada, and follows the announcement of the updated Nieves resource in a news release on June 27, 2012.

It was reported in the June 27 press release that “missing assay intervals were interpolated through and not assigned zero grades.” The release should have read: “Missing assay intervals were NOT interpolated through and were assigned a grade of half detection limit (0.1 g/t Ag).” There are no material differences between the technical report and the June 27 news release.

Jason Baker, of Caracle Creek International Consulting Inc., is the Qualified Person responsible for the report’s updated resource.

The complete NI43-101-compliant technical report is available at www.sedar.com and on the company’s website.

Quaterra Resources Inc. (NYSE MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

For more information please contact:
Thomas Patton, President and CEO	or	Lauren Stope, Manager Communications
Quaterra Resources Inc.		Quaterra Resources Inc.
604-641-2758		604-641-2746

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com.

Disclosure note
The mining terms “indicated resource” and “inferred resource” are used in this news release in accordance with Canadian regulations but are not recognized by the United States Securities and Exchange Commission. For clarification, the Company has no properties that contain “reserves” as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 43-101 adopted by the BC Securities Commission and the Canadian Securities Administrators.

A PEA should not be considered to be a pre-feasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. A PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative at this time to have the economic considerations applied to them to be categorized as Mineral Reserves. Thus, there is no certainty that the production profile concluded in the PEA will be realized. Actual results may vary, perhaps materially.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.